

Mail Stop 4561

July 16, 2018

Weidong Luo
Chief Executive Officer
Aurora Mobile Ltd.
5/F, Building No. 7, Zhiheng Industrial Park
Nantou Guankou Road 2
Nanshan District, Shenzhen, Guangdong, 518052
People's Republic of China

> **Re:** **Aurora Mobile Ltd.**
> **Registration Statement on Form F-1**
> **Filed June 29, 2018**
> **File No. 333-225993**

Dear Mr. Luo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 17 from our May 17, 2018 letter and your revised disclosure indicating that "ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws." Please provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address potential enforceability issues. Finally, clarify that by agreeing to the provision, investors will not be deemed to have waived Aurora's or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Weidong Luo
Aurora Mobile Ltd.
July 16, 2018
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551- 3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Z. Julie Gao
      Skadden, Arps, Slate, Meagher & Flom LLP